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VIA EDGAR AND KITEWORKS

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

Attention:	Scott Stringer
Lyn Shenk
Stacey K. Peikin
Dietrich King

RE:	MNTN, Inc. (formerly MNTN Digital, Inc.) CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN, Inc. (formerly MNTN Digital, Inc.), a Delaware corporation (the “Company”), we are hereby confidentially submitting a sixth Draft Registration Statement on Form S-1 (“Submission No. 6”). The Company previously submitted an amended Draft Registration Statement on Form S-1 on a confidential basis as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 18, 2022 (the “Prior Draft Submission”). Submission No. 6 has been revised to reflect the Company’s responses to the comment letter to the Prior Draft Submission received on June 8, 2022 (the “Prior Comment Letter”) from the staff of the Commission (the “Staff”), which are reflected in the Company’s responses to the Prior Comment Letter submitted to the Staff on June 18, 2022.

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1669.

Best regards,

/s/ Brittany D. Ruiz
Brittany D. Ruiz, Esq.
of LATHAM & WATKINS LLP

Enclosure

cc:	Mark Douglas, Chief Executive Officer, MNTN, Inc.

Patrick A. Pohlen, Chief Financial Officer, MNTN, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP